EXHIBIT A

STATEMENT OF FINANCIAL PERFORMANCE	Note	3 Months Ended 30 June,		12 Months Ended 30 June,
		2003	2002	2003	2002
		A$ Millions (except per share amounts)

Sales revenue	1	$7,130	$6,939	$29,913	$29,014
Operating expenses		6,248	6,122	25,561	25,472

Operating income	1	882	817	4,352	3,542

Net profit (loss) from associated entities		338	(189)	(89)	(1,434)

Borrowing costs		(231)	(333)	(1,000)	(1,291)
Interest income		60	100	209	291

Net borrowing costs		(171)	(233)	(791)	(1,000)
Dividend on exchangeable securities		(27)	(22)	(94)	(93)
Other items before income tax, net		(277)	(3,470)	(378)	(11,974)

Profit (loss) from ordinary activities before income tax		745	(3,097)	3,000	(10,959)

Income tax expense on:
Ordinary activities before other items		(202)	(114)	(989)	(640)
Other items		155	86	215	(15)

Net income tax expense		(47)	(28)	(774)	(655)

Net profit (loss) from ordinary activities after tax		698	(3,125)	2,226	(11,614)
Net profit attributable to outside equity interests		(86)	(52)	(418)	(348)

Net Profit (Loss) Attributable to Members of the Parent Entity		$612	$(3,177)	$1,808	$(11,962)

Net exchange losses recognized directly in equity		(2,331)	(1,507)	(4,064)	(3,021)
Other items recognised directly in equity		—	—	152	(267)

Total change in equity other than those resulting from transactions with owners as owners		$(1,719)	$(4,684)	$(2,104)	$(15,250)

Diluted earnings per share on net profit (loss) attributable to members of the parent entity
Ordinary shares		$0.104	$(0.572)	$0.305	$(2.170)
Preferred limited voting ordinary shares		$0.124	$(0.687)	$0.366	$(2.604)
Ordinary and preferred limited voting ordinary shares		$0.116	$(0.641)	$0.342	$(2.431)

STATEMENT OF FINANCIAL POSITION	30 June, 2003	30 June, 2002
ASSETS	A$ Millions
Current Assets
Cash	$6,746	$6,337
Receivables	5,701	5,809
Inventories	1,931	1,935
Other	483	566

Total Current Assets	14,861	14,647

Non-Current Assets
Cash on deposit	698	—
Receivables	1,219	796
Investments in associated entities	5,526	6,875
Other investments	1,195	1,712
Inventories	4,103	4,232
Property, plant and equipment	6,299	6,671
Publishing rights, titles and television licenses	32,724	35,348
Goodwill	377	455
Other	745	705

Total Non-Current Assets	52,886	56,794

Total Assets	$67,747	$71,441

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	$33	$1,856
Payables	8,298	8,073
Tax liabilities	714	848
Provisions	258	228

Total Current Liabilities	9,303	11,005

Non-Current Liabilities
Interest bearing liabilities	12,396	13,585
Payables	3,545	4,054
Tax liabilities	666	434
Provisions	1,032	1,205

Total Non-Current Liabilities Excluding Exchangeable Securities	17,639	19,278

Exchangeable securities	2,084	1,690

Total Liabilities	29,026	31,973

Shareholders’ Equity
Contributed equity	28,427	28,239
Reserves	2,760	6,351
Retained profits	1,137	1

Shareholders’ equity attributable to members of the parent entity	32,324	34,591
Outside equity interests in controlled entities	6,397	4,877

Total Shareholders’ Equity	38,721	39,468

Total Liabilities and Shareholders’ Equity	$67,747	$71,441

STATEMENT OF CASH FLOWS	12 Months Ended 30 June,
	2003	2002
Operating activity	A$ Millions
Net profit (loss) attributable to members of the parent entity	$1,808	$(11,962)
Adjustment for non-cash and non-operating activities:
Equity earnings, net	194	388
Outside equity interest	421	278
Depreciation and amortisation	776	749
Other items, net	90	13,179
Change in assets and liabilities:
Receivables	(559)	(51)
Inventories	(206)	515
Payables	(657)	(396)
Tax liabilities and provisions	616	378

Cash provided by operating activity	2,483	3,078

Investing and other activity
Property, plant and equipment	(551)	(505)
Acquisitions, net of cash acquired	(644)	(1,770)
Investments in associated entities	(794)	(942)
Other investments	(145)	(667)
Repayment of loan by associate	170	—
Proceeds from sale of non-current assets	167	4,284

Cash (used in) provided by investing activity	(1,797)	400

Financing activity
Issuance of debt and exchangeable securities	3,172	—
Repayment of debt and exchangeable securities	(3,673)	(2,181)
Cash on deposit	(698)	—
Issuance of shares	1,927	133
Dividends paid	(272)	(278)
Leasing and other finance costs	—	(7)

Cash provided by (used in) financing activity	456	(2,333)

Net increase in cash	1,142	1,145
Opening cash balance	6,337	5,615
Exchange movement on opening balance	(733)	(423)

Closing cash balance	$6,746	$6,337

Note 1 – SEGMENT DATA	3 Months Ended 30 June,		12 Months Ended 30 June,
BY GEOGRAPHIC AREAS	2003	2002	2003	2002
	A$ Millions		A$ Millions

Revenues

United States	$5,128	$5,269	$22,689	$22,194
Europe	1,374	1,061	4,713	4,418
Australasia	628	609	2,511	2,402

	$7,130	$6,939	$29,913	$29,014

Operating Income
United States	$725	$538	$3,538	$2,503
Europe	66	192	492	800
Australasia	91	87	322	239

	$882	$817	$4,352	$3,542

BY INDUSTRY SEGMENT
Revenues
Filmed Entertainment	$1,707	$1,668	$7,689	$7,714
Television	1,807	1,939	8,162	8,160
Cable Network Programming	1,059	1,034	3,891	3,569
Direct Broadcast Satellite Television*	340	—	340	—
Magazines and Inserts	393	418	1,583	1,650
Newspapers	1,157	1,133	4,659	4,604
Book Publishing	365	420	1,992	2,059
Other	302	327	1,597	1,258

	$7,130	$6,939	$29,913	$29,014

Operating Income
Filmed Entertainment	$116	$132	$1,099	$904
Television	468	330	1,459	873
Cable Network Programming	145	59	736	380
Direct Broadcast Satellite Television*	(104)	—	(104)	—
Magazines and Inserts	110	116	438	448
Newspapers	201	214	686	822
Book Publishing	(1)	21	227	224
Other	(53)	(55)	(189)	(109)

	$882	$817	$4,352	$3,542

  *  New segment reflecting the results of SKY Italia from 1 May, 2003.

Note 2 – SUPPLEMENTAL FINANCIAL DATA

The Company considers net profit before other items to be an important indicator of the Company’s operating performance on a consolidated basis. Net profit before other items, defined as net profit (loss) attributable to members of the parent entity before other items related to the Company and associated entities, net of applicable income tax expenses and outside equity interests, eliminates the effect of transactions that are considered significant by reason of their size, nature or effect on the Company’s financial performance for the year. Net profit before other items, which is the information reported to and used by the Company’s chief decision maker for the purpose of making decisions about the allocation of resources to segments and assessing their performance, should be considered in addition to, not as a substitute for the Company’s operating income, net profit (loss) attributable to members of the parent entity, cash flows and other measures of financial performance prepared in accordance with generally accepted accounting principles in Australia. Net profit before other items does not reflect cash available to fund requirements, and the items excluded from net profit before other items, such as other revenues and expenses, are significant components in assessing the Company’s financial performance.

The following table reconciles certain components of net profit (loss) attributable to members of the parent entity as presented on page 3 of this release to the presentation required under Australian GAAP as required by Australian Accounting Standard AASB 1018 “Statement of Financial Performance” on page 14 of this release.

	3 Months Ended 30 June,		12 Months Ended 30 June,
	2003	2002	2003	2002
	A$ Millions		A$ Millions
Total other items (page 3)	$94	$(3,381)	$(90)	$(13,179)
Reclassification of other items – associated entities	(214)	8	(70)	1,120
Reclassification of income tax and net profit attributable to outside equity interest	(157)	(97)	(218)	85

Other items before income tax, net (page 14)	$(277)	$(3,470)	$(378)	$(11,974)

Associated entities before other items (page 3)	$124	$(181)	$(159)	$(314)
Reclassification of other items – associated entities	214	(8)	70	(1,120)

Net loss from associated entities (page 14)	$338	$(189)	$(89)	$(1,434)

Income tax expense (page 3)	$(202)	$(114)	$(989)	$(640)
Reclassification of income tax expense on other items	155	86	215	(15)

Net income tax expense (page 14)	$(47)	$(28)	$(774)	$(655)

SUPPLEMENTAL FINANCIAL DATA (continued)

	3 Months Ended 30 June,		12 Months Ended 30 June,
	2003	2002	2003	2002
	A$ Millions		A$ Millions
Outside equity interest (page 3)	$(88)	$(63)	$(421)	$(278)
Reclassification of outside equity interest on other items, net	2	11	3	(70)

Net profit attributable to outside equity interest (page 14)	$(86)	$(52)	$(418)	$(348)

Net profit before other items (page 3)	$518	$204	$1,898	$1,217
Other items before income tax, net	(277)	(3,470)	(378)	(11,974)
Reclassification of income tax and net profit attributable to outside equity interest	157	97	218	(85)
Reclassification of other items – associated entities	214	(8)	70	(1,120)

Net profit (loss) attributable to members of the parent entity (page 14)	$612	$(3,177)	$1,808	$(11,962)

Earnings per share on net profit before other items, net (page 3)	$0.098	$0.035	$0.360	$0.233
Earnings per share on other items before income tax, net	(0.053)	(0.693)	(0.074)	(2.422)
Earnings per share on reclassification of income tax and net profit attributable to outside equity interest	0.030	0.019	0.042	(0.017)
Earnings per share on reclassification of other items – associated entities	0.041	(0.002)	0.014	(0.225)

Diluted earnings per share on net profit (loss) attributable to members of the parent entity (page 14)	$0.116	$(0.641)	$0.342	$(2.431)